SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 2)

O’CHARLEY’S INC.

(Name of Subject Company)

O’CHARLEY’S INC.

(Name of Person Filing Statement)

Common Stock, no par value per share

(Title of Class of Securities)

670823103

(CUSIP Number of Class of Securities)

Colin M. Daly, Esq.

General Counsel and Corporate Secretary

3038 Sidco Drive

Nashville, Tennessee 37204

(615) 782-6922

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and

Communications on Behalf of Persons Filing Statement)

Copy to:

J. Page Davidson, Esq.

Scott W. Bell, Esq.

Bass, Berry & Sims PLC

150 Third Avenue South, Suite 2800

Nashville, Tennessee 37201

(615) 742-6253

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “Commission”) by O’Charley’s Inc., a Tennessee corporation (the “Company” or “O’Charley’s”), on February 27, 2012 (which, together with Amendment No. 1 filed with the Commission on March 7, 2012, this Amendment No. 2 and any subsequent amendment or supplements thereof, collectively, constitutes the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Fred Merger Sub Inc. (“Merger Sub”), a Tennessee corporation and an indirect, wholly-owned subsidiary of Fidelity National Financial, Inc., a Delaware corporation (“Parent”), pursuant to which Merger Sub has offered to purchase all of the outstanding shares of O’Charley’s common stock at a price of $9.85 per share, net to the selling shareholder in cash, without interest and less any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated February 27, 2012 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any amendments or supplements thereof, collectively, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed by Parent and Merger Sub with the Commission on February 27, 2012 and amended on February 28, 2012 (as so amended, the “Schedule TO”). The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and related Letter of Transmittal, copies of which have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively, and are incorporated herein by reference. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

This Amendment No. 2 is being filed to reflect certain updates as reflected below. Except as otherwise indicated below, the information set forth in the prior Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 2.

Item 4. The Solicitation or Recommendation.

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by inserting the following sentence after the fourth sentence of the second paragraph under the heading “Opinion of O’Charley’s Financial Advisor – Public Company Trading Analysis and Adjusted Public Company Trading Analysis” on page 26 of the Schedule 14D-9:

“Evercore did not include the value of O’Charley’s tax assets in these analyses based on the determination by O’Charley’s that it is more likely than not that O’Charley’s will not be able to generate sufficient future taxable income to realize the existing tax assets if O’Charley’s were to continue operating on a standalone basis.”

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by inserting the following sentence after the first sentence of the second paragraph under the heading “Opinion of O’Charley’s Financial Advisor – Precedent Transaction Analysis” on page 27 of the Schedule 14D-9:

“The observed range of multiples of TEV to last-twelve-months EBITDA for the transactions in the table above varied from a low of 5.5x to a high 15.0x, with a median of 7.9x.”

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by deleting the last sentence of the last paragraph under the heading “Opinion of O’Charley’s Financial Advisor – Precedent Transaction Analysis” that begins on page 27 and ends on page 28 of the Schedule 14D-9 and replacing it with the following:

“Assuming a 35% federal tax rate, a 6.5% blended state tax rate and a 12% discount rate, the present value of O’Charley’s tax assets to a buyer who is able to fully utilize such tax assets was calculated to be approximately $22 million, equivalent to approximately $0.97 per Share.”

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by inserting the following two sentences after the second sentence of the first paragraph under the heading “Opinion of O’Charley’s Financial Advisor – Discounted Cash Flow Analysis” that begins on page 28 and ends on page 29 of the Schedule 14D-9:

“Evercore treated stock-based compensation as a cash expense. O’Charley’s stock-based compensation expense for 2011 was $1.961 million. The O’Charley’s 2012 budget includes $2.277 million in stock-based compensation expense, as do each of the projected years from 2013 to 2016. Evercore did not include O’Charley’s tax assets based on the determination by O’Charley’s that it is more likely than not that O’Charley’s will not be able to generate sufficient future taxable income to realize the existing tax assets if O’Charley’s were to continue operating on a standalone basis.”

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by deleting the last sentence of the first paragraph under the heading “Opinion of O’Charley’s Financial Advisor – Present Value of Future Equity Analysis” on page 29 of the Schedule 14D-9 and replacing it with the following:

“For this analysis, Evercore used the Company Projections for the fiscal years 2014 and 2016 in order to examine both medium-term and long-term scenarios.”

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by deleting the last sentence of the second paragraph under the heading “Opinion of O’Charley’s Financial Advisor – Present Value of Future Equity Analysis” on page 29 of the Schedule 14D-9 and replacing it with the following:

“The discount rates were based on Evercore’s analysis of the estimated equity cost of capital for O’Charley’s, which is effectively the same as the estimated weighted average cost of capital of O’Charley’s due to the fact that O’Charley’s is essentially unlevered.”

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by deleting the last sentence of the third paragraph under the heading “Opinion of O’Charley’s Financial Advisor – Present Value of Future Equity Analysis” on page 29 of the Schedule 14D-9 and replacing it with the following:

“The discount rates were also based on Evercore’s analysis of the estimated equity cost of capital for O’Charley’s, which is effectively the same as the estimated weighted average cost of capital of O’Charley’s due to the fact that O’Charley’s is essentially unlevered.”

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by deleting the fourth sentence of the first paragraph under the heading “Projected Financial Information” on page 31 of the Schedule 14D-9 and replacing it with the following:

“The information provided to O’Charley’s Board and Evercore included estimates of revenue, EBITDA, EBITDAR, depreciation and amortization, earnings before interest and taxes (“EBIT”), net income, earnings per share and unlevered free cash flow, and was based on the 2012 Budget, which was made available to Parent, and the Company Projections, which were not made available to Parent prior to execution of the Merger Agreement.”

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by deleting the table immediately following the first sentence on page 32 of the Schedule 14D-9 under the heading “Projected Financial Information” and replacing it with the following:

	Projected					CAGR
	2012B(1)	2013E	2014E	2015E	2016E	‘11 – ‘16
Revenue	$839	$851	$868	$885	$903	1.8%
% Growth	1.4%	1.4%	2.0%	2.0%	2.0%
EBITDAR(2)	$74	$78	$83	$88	$89	4.8%
% Margin	8.9%	9.1%	9.5%	9.9%	9.9%
% Growth	5.8%	4.2%	6.6%	6.4%	1.1%
EBITDA(2)	$35	$38	$43	$49	$50	9.8%
% Margin	4.2%	4.5%	5.0%	5.5%	5.5%
% Growth	12.9%	8.9%	13.3%	12.2%	2.0%
Depreciation and Amortization	$32	$31	$31	$30	$29	(3.2%)
EBIT	$3	$7	$13	$19	$21	NM
% Margin	0.4%	0.8%	1.5%	2.1%	2.3%
Net Income(3)	$1	$5	$8	$12	$14	NM
EPS(3)	$0.06	$0.20	$0.36	$0.55	$0.61	NM
Capital Expenditures	$27	$27	$28	$28	$29	11.3%
% of Revenue	3.2%	3.2%	3.2%	3.2%	3.2%
Free Cash Flow	$8	$10	$12	$15	$15	NM

(1)	The 2012 Budget has been prepared on a 52-week basis, although the Company’s fiscal 2012 year is in fact expected to be 53 weeks in length.
(2)	EBITDAR and EBITDA figures as shown include estimated stock based compensation expense of $2.277 million for each fiscal year shown.
(3)	Net Income and EPS figures are taxed at 20.0% for 2012B – 2013E and 30.0% for 2014E – 2016E.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

O’Charley’s Inc.

By:	/s/ David W. Head
Name:	David W. Head
Title:	Chief Executive Officer and President

Dated: March 29, 2012